Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

November 19, 2024

VIA EDGAR TRANSMISSION

Mr. Rebecca Marquigny

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Tidal Trust II (the “Trust”)

Post-Effective Amendment No. 260 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23793; 333-264478

Dear Mrs. Marquigny:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on October 29, 2024, with respect to changes to the Registration Statement and the Trust’s proposed new series, the YieldMax™ Dorsey Wright Hybrid 5 Income ETF and YieldMax™ Dorsey Wright Featured 5 Income ETF (the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

1.	Please supplementally provide the Staff with a completed Fee Table pre-effectively.

Response: Each Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

2.	The Fund’s Item 4 principal investment strategies disclosure is difficult to understand. It does not give investors a sense of what the index is designed to do or the types of investment exposures it typically would provide. Please use item 4 to more clearly explain the types of exposures anticipated and why the index selects them (relative strength/momentum). Move more detailed index construction disclosure to item 9.

Response: The Trust confirms that the Fund's principal investment strategy has been revised to address the foregoing.

3.	As drafted, the Fund’s Item 4 principal investment strategies disclosure assumes investors: 1.) generally, understand what index funds are and how they work (i.e., general structure, role of the reference index, etc.) and 2.) have some familiarity with YieldMax ETFs and the notion of a bespoke index. Please add a succinct introduction paragraph summarizing this missing context, in clear concrete language.

Response: The Trust confirms that the Fund's principal investment strategy has been revised to address the foregoing.

4.	Before the principal investment strategies disclosure explains how the index is constructed, tell investors what the index is supposed to do, what is its purpose, what does it measure, what is the benefit of tracking that measurement? Provide investors with a high-level picture of the function this index/fund would serve in a diversified portfolio.

Response: The Trust confirms that the Fund's principal investment strategy has been revised to address the foregoing.

5.	For those unfamiliar with YieldMax™ funds, the definitions of “Evaluated Securities,” “Underlying Securities,” and “Evaluated Securities” are difficult to follow, repetitive and somewhat circular. For example, compare the first paragraph of Principal Investment Strategies on page 2 to the paragraph beneath the first bold heading on page 3. Both paragraphs refer to “one or more exchange traded products.” Which ETPs does this language contemplate? (e.g., is it the options and or futures contracts that YieldMax writes while managing other YieldMax underlying funds, is this talking about particular FOFs, particular YieldMax FOFs, or something else entirely). Please clarify disclosure with specificity. Also consider re-writing sub paragraph (ii) of the first paragraph and the three defined terms previously mentioned.

Response: The Trust confirms that the Fund's principal investment strategy has been revised to address the foregoing.

6.	For context and clarity, please rewrite the DW methodology disclosure on pages 2-3 in terms of the roles of the index provider, the funds advisers, and the underlying YieldMax ETFs. State who is responsible for 1.) selecting the initial pool of evaluated securities from which the index constituents are chosen, and 2.) applying the DW methodology to narrow that pool. In plain English, explain the practical advantage the adviser hopes to achieve by analyzing the evaluated securities, rather than the underlying YieldMax funds. Since this fund will invest in both the underlining funds and their constituents’ holdings how does this strategy provide an investment advantage? Please explain.

Response: The Trust confirms that the Fund's principal investment strategy has been revised to address the foregoing.

7.	Strategy clause – If correct, expressly disclose that the DW methodology relied on is a proprietary, individuality licensed system the Funds can access because the advisor paid the licensing fee.

Response: The Trust confirms that the foregoing disclosure has been added to the Item 9 disclosures.

8.	If correct please clarify the 40% means each of the 5 highest ranked evaluated securities initially represent 8% of the fund’s holdings, and the 60% means the 5 corresponding YieldMax ETFs each represent 12% of the funds initial holdings, otherwise indicate how the 40%/60% will be allocated across the relevant index components.

Response: The Trust confirms that the Fund's principal investment strategy has been revised to address the foregoing.

9.	On page 3 of the prospectuses, please re-write exclusions (i) and (iv) in plain English. For exclusion (iv) please also re-write the related Note in practical English that tells investors how to determine whether the Fund will include a particular ETF w/o reading its corresponding prospectus to confirm that its “…principal investment strategies expressly permit exposure to the share price of one or more select U.S.-listed exchange-traded products registered under the Securities Exchange Act of 1934 and/or of one or more select U.S.-listed 1940 Act-registered ETFs.”

Response: The Trust confirms that the Fund's principal investment strategy has been revised for clarity per the foregoing Comments. A reference to excluded ETFs is included in each Fund’s principal investment strategy, and a more complete, plain English description has been added to Item 9.

10.	Please expand on the explanation of the BITO example. Are you saying that if Bitcoin Strategy ETF is identified as one of the top 5 highest ranked evaluated securities, the fund would include the Bitcoin strategy ETF in the 40% bucket and the YieldMax Bitcoin strategy ETF in the 60% bucket? Are you also saying the 60% bucket could not include the Bitcoin strategy ETF because it’s a Proshares ETF, rather than a YieldMax ETF? Revise to explain the rationale or the result more fully.

Response: The Trust confirms that the BITO example has been expanded. Also, as noted in response to Comment 9, the disclosure related to this Comment has been moved to Item 9 of the Prospectus.

11.	Point and Figure Charting: You state the DW methodology uses “Point & Figure” charting to systematically record the supply and demand dynamics of each Evaluated Security, focusing on their price movements. This methodology filters out minor price fluctuations, ignoring minor price changes, trading volume, and the passage of time, to provide a measurement of significant price trends.” Please explicitly state the time period to which “systematically” refers (i.e., daily, monthly, annually), and discuss the number of periods required “to provide a measurement of significant price trends.”

Response: The Trust confirms that the Fund's Item 9 disclosure has been supplemented to address the foregoing.

12.	“Relative strength measures a security's performance in relation to other securities, benchmarks, or broad market indexes.” For calculating and ranking, to which of these do you compare potential index components? Please disclose in the prospectus. How do you ensure the calculations measures all the potential indexes components according to the same standards? – Please explain supplementally in the Trust’s response letter.

Response: The Trust respectfully notes the foregoing language was included to define the term “relative strength.” The Prospectus has been clarified to indicate that the Index measures the relative strength of each Eligible Security to the other Eligible Securities. As a result, the Trust respectfully notes that the comment in the last sentence is inapplicable.

13.	“Buy Signal” – How are positive and negative thresholds determined? Please clarify how long each period covers? If buy signal are measured over a period of “the next few weeks to several months” and if sell signals are measured over “the next few weeks to up to a year” does this mean it takes longer to establish a negative trend then a positive trend? Please clarify.

Response: The Trust confirms that the Prospectus has been revised to describe the periods. Supplementally, the Trust notes that positive and negative thresholds are determined based on the same rules, just inverse from one another. Therefore, the time frame for a buy signal or sell signal to establish is the same, spanning weeks to months.

14.	Repetitive disclosure – Please delete repetitive bullet points relating to the 40/60 split, or reorganize the disclosure so you do not need the repetition.

Response: The Trust confirms that the Fund's principal investment strategy has been revised to remove the repetitive bullet point disclosure.

15.	On page 4, the first sentence under the 2nd 60% bullet point, begins, “At each rebalance...” Please explain what “equal market value weight” means?

Response: The Trust confirms that the Fund's principal investment strategy has been revised to address the foregoing.

16.	On page 4, in paragraph just above Portfolio Construction, beginning with “If an Underlying Security becomes ineligible for the Index between monthly reconstitutions…” Please expressly state what the paragraph means in plain English and please consider an example to illustrate.

Response: The Trust confirms that the Fund's principal investment strategy has been revised to address the foregoing.

17.	Please expressly state how the 10 constituents will be weighted, and that they will not be weighted at 10% apiece.

Response: The Trust confirms that the Fund's principal investment strategy has been revised to address the foregoing.

18.	Does the advisor anticipate the fund will be concentrated in any industry or group of industries? If so, identify the industry(ies) in the Strategy summary, the concentration, and disclose related Risk in item 4 and item 9. In addition, and if correct, expressly state the concentration is a likely consequence of the index construction. Otherwise, supplementary explain in CRL why this is not the case.

Response: The Trust confirms that the Prospectus has been revised to reflect that the Fund will concentrate its investments (i.e., hold more than 25% of its total assets) in industries or groups of industries to the same extent as the Index concentrates.

19.	Underlying YieldMax ETF Strategies: If correct, explicitly state that shareholders will sustain (“compounded/multiplied/magnified”) investment losses tied to the underlying securities in the index due to the combination of direct and indirect exposure to its constituents. Otherwise, tell Staff supplementally why this is not the case.

Response: The Trust respectfully disagrees with the characterization that shareholders would experience "compounded," "multiplied," or "magnified" investment losses tied to underlying securities in the Index due to direct and indirect exposure. Rather, any decline in an Eligible Security’s share price would proportionally impact the Fund’s value without amplifying the loss.

For instance, assuming the Fund’s standard allocations, if TSLA shares represent 8% of the Index and the YieldMax™ TSLA Option Income Strategy ETF represents 12%, a 7% drop in Tesla Inc.'s share price would result in a similar proportional decrease in the Fund’s value, aligned with the Index’s 20% allocation to TSLA (8% direct and 12% indirect). The loss would reflect the direct and indirect exposure to Tesla shares in line with their respective weights, not compounded or magnified. That is, the Fund would experience the same level of loss as if it had a direct 20% investment in TSLA, as a 7% decline in Tesla's share price would reduce the Fund's value by 7% of that 20% holding.

20.	Bitcoin Comments: (Bottom of page 4.) “However, investing directly in the Underlying Securities also subjects the Fund to all potential losses if the shares of the Underlying Securities decrease in value, which may not be offset by income received by the Fund.” What does this sentence mean for Crypto and bitcoin underlying funds? Supplementarily explain to Staff.

Response: The Trust respectfully notes the prospectus states that the 1940 Act-registered Bitcoin Strategy ETF (BITO) is the designated Underlying Security for the YieldMaxTM Bitcoin Option Income Strategy ETF. Therefore, while the Fund may experience losses tied to changes in the value of BITO, this exposure is limited to BITO itself and does not extend to direct investments in bitcoin or other cryptocurrencies.

21.	Tech Sector Risk: Add corresponding principal investment strategy disclosure for this risk (also concentration).

Response: The Trust confirms that the Fund's principal investment strategy has been revised to address the foregoing.

22.	Models and Data Risk: in principal strategies, provide more specific supporting disclosure directly relating to the models and data upon which Index will rely. Also note that Fund itself will rely on computations to track the Index. These should be highlighted in the strategies.

Response: The Trust supplementally informs the Staff that the underlying models use the closing prices of the securities to assess and rank each security’s momentum over time. The Fund’s principal investment strategies have been revised to reflect the foregoing.

23.	Momentum Investing Risk. Insufficient to say momentum can turn quickly without identifying the potential harm investor might suffer as a result. Please explicitly describe the manner in which momentum can cause investor loss (unanticipated loss w/o warning? inconsistent performance loss? Potential significant loss?)

Response: The Trust confirms that the Fund's principal investment risks have been revised to address the foregoing.

24.	Management Risk - this risk is inconsistent with funds passive investment strategies. Please delete or reconcile.

Response: The Trust confirms that the Fund's principal investment risks have been revised to address the foregoing.

25.	Recent Market Event Risk – please consider if the current Middle East conflict and associated investment risk should be included here?

Response: The Trust confirms that the Fund's principal investment risks have been revised to address the foregoing. Please note that the risk has been renamed to “Market Events Risk.”

26.	Performance - please supplementally tell Staff against which broad based benchmark the Fund’s performance will be compared.

Response: The Trust supplementally informs the Staff that the broad-based benchmark the Fund’s performance will be compared is the S&P 500 Index.

27.	Where applicable, all comments on the YieldMax™ Dorsey Wright Hybrid 5 Income ETF should be applied to the YieldMax™ Dorsey Wright Featured 5 Income ETF. Please provide all revised disclosure within your response letter or an attachment thereto.

Response: The Trust responds by making the requested revisions where applicable and consistent with the Trust’s responses above.

If you have any questions or require further information, please contact Daniel Bulger at (262) 382-3522 or dbulger@tidalfg.com.

Sincerely,

/s/ Daniel Bulger

Daniel Bulger

VP of Legal Services

Tidal Investments LLC

Appendix A

YieldMax™ Dorsey Wright Hybrid 5 Income ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.29%
Distribution and Service (12b-1) Fees	None
Other Expenses	0.00%
Acquired Fund Fees and Expenses(2)	0.26%
Total Annual Fund Operating Expenses	0.55%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.

(2)

Acquired Fund Fees and Expenses (AFFEs) are estimated for the current fiscal year. AFFEs include fees and expenses incurred indirectly by the Fund as a result of investments in other investment companies, including funds that invest exclusively in money market instruments. Because AFFEs are not borne directly by the Fund, they will not be reflected in the expense information in the Fund’s financial statements, and the information presented in the table will differ from that presented in the Fund’s financial highlights included in the Fund’s N-CSR filings.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$56	$176

YieldMax™ Dorsey Wright Featured 5 Income ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.29%
Distribution and Service (12b-1) Fees	None
Other Expenses	0.00%
Acquired Fund Fees and Expenses(2)	0.62%
Total Annual Fund Operating Expenses	0.91%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.

(2)

Acquired Fund Fees and Expenses (AFFEs) are estimated for the current fiscal year. AFFEs include fees and expenses incurred indirectly by the Fund as a result of investments in other investment companies, including funds that invest exclusively in money market instruments. Because AFFEs are not borne directly by the Fund, they will not be reflected in the expense information in the Fund’s financial statements, and the information presented in the table will differ from that presented in the Fund’s financial highlights included in the Fund’s N-CSR filings.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$93	$290